# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: John Hancock Marathon Asset-Based Lending Fund, CIK 0001885778
CUSIP: 478025109
Title of class of securities: Class I Shares of Beneficial Ownership
Address of issuer's principal executive offices: 200 Berkeley Street, Boston, Massachusetts (MA), 02116
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001493152-24-050043
Filed by CIK 0001279913

## Reporting persons
- MARATHON ASSET MANAGEMENT LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 1,820,189.96; shared voting power 0; sole dispositive power 1,820,189.96; shared dispositive power 0; aggregate amount beneficially owned 1,820,189.96 (16.7% of the class)
  Comment: See item 2 for additional information.

## Item 1. Issuer
Name of issuer: John Hancock Marathon Asset-Based Lending Fund
Address of issuer's principal executive offices: 200 Berkeley Street, Boston, MA 02116

## Item 2. Person Filing
Name of person filing: As of June 30, 2025, Marathon Asset Management, L.P. may be deemed to beneficially own an aggregate of 1,820,189.96 Class I Shares of Beneficial Ownership ("Class I Shares"). Ownership percentages are based on 10,913,220 Class I Shares issued and outstanding as of April 30, 2025 based on information reported in the Issuer's Certified Shareholder Report on Form N-CSRS, filed with the Securities and Exchange Commission on July 2, 2025.
Address of principal business office or, if none, residence: One Bryant Park, 38th Floor, New York, NY 10036
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1,820,189.96
Percent of class: 16.7%
Sole power to vote or to direct the vote: 1,820,189.96
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,820,189.96
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- MARATHON ASSET MANAGEMENT LP: /s/ Jamie Raboy, Authorized Signatory (08/14/2025)